Snow Lake Energy Announces Positive Preliminary Results from Drill Program at the Engo Valley Uranium Project

Winnipeg, Manitoba, November 14, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq:LITM) ("Snow Lake"), a uranium exploration company, announces positive preliminary results from the first eight reverse circulation drill holes on the Engo Valley Uranium Project in Namibia (the "Project"), and commencement of a winter drill program at the Snow Lake Lithium Project.

Highlights

  Winter drill program initiated at the Snow Lake Lithium Project (Preliminary Economic Assessment dated July 2023 projecting a base-case pre-tax NPV of USD$1.7 billion)1
  Mineralised intersection of 355 ppm eU3O8 over a 12-meter (m) interval, associated with sandstone, observed from drill hole ERCH002, including a 3 m interval at 684 ppm eU3O8
  Mineralised intersection of 137 ppm eU3O8 over a 20 m interval, associated with sandstone, observed from drill hole ERCH007
  Five of 8 holes drilled to date returned intersections above 100 ppm eU3O8

"With our preliminary results confirming elevated radioactivity in a number of drill holes, and with a large land package holding multiple uranium targets that have yet to be explored, Engo Valley continues to demonstrate why it can be considered a highly prospective uranium exploration project," commented Frank Wheatley, CEO of Snow Lake.  "As major technology companies such as Google, Microsoft and Amazon pursue their AI ambitions and invest in nuclear power, coupled with global nuclear plant baseload demand growth, we believe new sources of uranium will be required to underpin the expansion of nuclear power to support those ambitions."

Preliminary Drill Results

The first phase drill program is aimed at confirming the historical mineralization identified in the sandstones and conglomerates through twinning of historical drill holes.  Five of the eight drill holes within the area historically known as the Main Uranium Occurrence intersected uranium mineralization observable as carnotite in the drill chips.

Mineralization was confirmed with the downhole gamma spectrometer probe that was undertaken on each drill hole by TerraTec Namibia, an independent geophysics consultant that specializes in downhole probing for uranium exploration.

1 Preliminary Economic Assessment (PEA) dated July 31, 2024, as filed on EDGAR.  The PEA used a spodumene price of USD$3,500 which may not be representative of current spodumene prices, as well as discount rate of 7% and a royalty rate of 1%.  All references to results of the PEA in this press release is qualified in its entirety by reference to the PEA.  Given the state of the current lithium market, Snow Lake does not consider the Snow Lake Lithium Project to be material to Snow Lake.

The geology of the twinned drill holes correlates to the lithologies reported in the historical drill logs of Gencor from the exploration work undertaken by them in the 1970's.  Sampling was undertaken on each meter interval, and samples from the first two drill holes have been submitted to ALS for wet chemical analysis.

Downhole Probe

Equivalent uranium oxide (eU3O8) is calculated from data collected using a Gamma Ray Spectrometer probe - GRS 1128 (the " Probe"), a downhole tool.  The reader is cautioned that Snow Lake uses eU3O8 calculations as a preliminary indication for chemical grades that have yet to be confirmed by chemical assays.  Snow Lake considers all eU3O8 readings below 50 ppm as background radioactivity, and not mineralised ground.

Nuclear Energy and Uranium

  Why Nuclear: Nuclear energy provides clean, zero-carbon, zero-emissions, reliable base-load, scalable low-cost energy with greater generating capacity per land footprint than other fuel sources
  Primary Use of Uranium: Uranium is used primarily to produce fuel for nuclear power plants for the generation of electricity
  Electrification & AI:  Global electricity demand is estimated to grow by approximately 50% by 2040, driven in large part by the growth in data centers to support artificial intelligence (AI), cloud storage and social media
  Technology Companies & AI:  Google, Microsoft and Amazon are among the technology companies turning to and investing in nuclear energy to power their energy intensive AI ambitions, including Amazon's recent $500 million investment2
  Shortfall of Primary Uranium Supply: Current uranium supply will not meet forecasted uranium demand over the next decade.  New sources of primary uranium supply will need to be developed to meet this demand

Namibia

Namibia is currently the world's third-largest producer of uranium, accounting for 11% of global production in 20223 from three currently operating uranium mines: Rossing, Husab and Langer Heinrich.  Current uranium mine developments in Namibia include:  Deep Yellow Limited (ASX:DYL) progressing the development of its Tumas Uranium Project, with commercial production projected for 2026 and Bannerman Energy Ltd. (ASX:BMN) undertaking early works activities on its Etango Uranium Project as it advances towards a final investment decision.

2 CNBC - October 16, 2024

3 Fraser Institute.  GlobalData's Global Uranium Mining to 2026 Report.

Qualified Person

Technical information in this news release has been reviewed and approved by Milton Misihairabgwi (AusIMM), a professional geologist with Namib Geological Services, who is a Qualified Person as defined by the Securities and Exchange Commission's Regulation S-K 1300 rules for resource deposit disclosure.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco tantalum, cesium, and lithium mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.

The current focus of Snow Lake is advancing the exploration of its two uranium projects to supply the raw materials needed for the clean energy transition and emissions free power, while exploration activities on its two lithium projects will remain limited until such time as the lithium market recovers from its current depressed levels.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information	Investor Relations	Follow us on Social Media

Frank Wheatley, CEO +1 (604) 562-1916	Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy